

December 19, 2008

Mr. Ram Ajjarapu
Chief Executive Officer
NexGen Biofuels Ltd.
2533 Windguard Circle
Suite 101
Wesley Chapel, FL 33544

RE: **Form 8-K Item 4.01 filed August 14, 2008**
        Form 8-K/A Item 4.01 filed August 27, 2008
        File #0-17788

Dear Mr. Ajjarapu:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1. As noted in our comment letter dated August 20, 2008, the audit firm Barzily & Co. is not recognized by the staff of the SEC. Foreign auditors that wish to practice before the SEC are expected to demonstrate their knowledge and experience in applying U.S. GAAP, PCAOB Standards, SEC financial reporting rules and SEC requirements prior to inclusion of their audit reports in SEC filings. The demonstration of an auditor's knowledge and experience in advance of filing generally applies to all financial statements presented in SEC filings, including financial statements provided pursuant to Rule 3-09 of Regulation S-X. Please note that registration with the PCAOB does not supercede existing means by which a firm demonstrates its knowledge and experience in applying US GAAP, PCAOB Standards, SEC financial reporting rules and SEC independence requirements. You may refer to the International Reporting and Disclosure Issues Outline available on our website at the following location for additional information:
    http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm#P313_42976. It

appears that Barzily & Co. has not yet completed this process; as such, they should either inquire with Kevin Stout, Staff Accountant, in the Office of the Chief Accountant (202-551-5930) or you should engage a new accounting firm. Note that you would be required to file another Item 4.01 8-K announcing the new change in accountants. In addition, the new accounting firm would need to re-review the Forms 10-Q for the periods ended June 30, 2008 and September 30, 2008, since these filings were reviewed by an accounting firm that has not completed the credentialing process. Please advise.

2. In addition, we note per your Form 8-K/A filed on August 27, 2008 that the delay in obtaining the Exhibit 16 letter was due to a billing/payment issue which was being resolved. Please advise as to the status of obtaining the Exhibit 16 letter and confirm to us that you will file an amendment to your Item 4.01 Form 8-K to provide this letter as Exhibit 16 upon its receipt.

3. In our previous letter, we requested that management provide, in writing, acknowledgement of the three bullet pointed items (i.e., Tandy language) described at the end of our comment letter dated August 20, 2008. Please provide the requested acknowledgements in writing from management with your next response letter.

*****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your supplemental response via EDGAR in response to these comments within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 551-3866.

Sincerely,

Jeffrey Gordon
Staff Accountant